DCP Midstream Partners, LP 370 17th Street, Suite 2500 Denver, Colorado 80202 www.dcppartners.com

July 8, 2016
Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
Office of Consumer Products
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	DCP Midstream Partners, LP Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 25, 2016 File No. 01-32678
Dear Ms. Thompson:
Set forth below are the responses of DCP Midstream Partners, LP, a Delaware limited partnership (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 28, 2016, with respect to the review of the Partnership’s Form 10-K for the fiscal year ended December 31, 2015 (File No. 01-32678) filed with the Commission on February 25, 2016 (the “2015 Form 10-K”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

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Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
July 8, 2016

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 53

1.
Explain to us how you monitor the credit quality of your producer customers. In this regard, we note your risk factor disclosure on page 36 regarding the credit risk of your producer customers. As part of your response, please tell us what percentage of your producer customers have below investment grade credit ratings or are currently under review by one or more of the major rating agencies. Further, explain to us how you are mitigating any exposure you may have to customers who are not investment grade. Lastly, tell us what consideration you gave to disclosing more specific information regarding the credit profile of your customers, such as what percent of your customers have below investment grade credit ratings or are under review by one or more of the major rating agencies.

Response: The Partnership has a Credit/Risk Management Department whose primary purpose is to monitor and assess the credit quality and exposure that the Partnership has to its customers, including its producer customers. The Credit/Risk Management Department utilizes both proprietary and third party software programs to assist it in the process of monitoring and analyzing the credit quality of its producer customers on a qualitative and quantitative basis. In addition, the Credit/Risk Management Department monitors the public filings and announcements of its producer customers. The Credit/Risk Management Department utilizes this information to assess the extent of the exposure the Partnership has to its customers and to determine if credit enhancements or mitigation is necessary. Of the Partnership’s top 20 producer customers 50% are investment grade and 50% are non-investment grade. The top 20 producer customers account for approximately 65% of the total volumes of natural gas that the Partnership gathers and processes and no single producer customer accounts for more than 10% of total volumes or operating revenues. At this time we do not have visibility to whether any of our producer customers are currently under review by the credit rating agencies. In the Partnership’s business of gathering and processing natural gas, contract structure makes a difference when it comes to exposure to producer customers. In most of our contracts with producer customers we sell product on behalf of our producer customers so we hold the cash and deduct our fees before payment is made to the producer customer. This contractual protection drastically reduces our exposure to our producer customers in the event of a default or bankruptcy filing. In addition, we believe our contracts are generally at market rates and we currently do not have any significant minimum volume requirements with any non-investment grade companies that are not being met. Management has evaluated the credit exposure the Partnership has to its

Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
July 8, 2016

producer customers and based on the contract structure and the regular monitoring of the Partnership’s exposure to its producer customers, management believes there is not a reasonably likely adverse impact to the business of the Partnership either currently or in the foreseeable future. The Partnership will continue to monitor its producer customers and evaluate whether additional disclosure is necessary each reporting period.
General Trends and Outlook
Commodity Price Environment, page 55

2.
We note your disclosure that your business is impacted by commodity prices and you have a hedging program to mitigate commodity price exposure. Also, we note you have mitigated a portion of your expected commodity price risk associated with your gathering, processing and sales activities through 2017 with commodity derivative instruments. Further, we note from your footnote 12 disclosure on page 119 that the majority of your positions will settle through the first quarter of 2016. Please note that the guidance in Item 303(a)(3)(ii) of Regulation S-K requires that you address the reasonably likely effects of trends and uncertainties that are relevant to an assessment of your results of operations. The guidance in Instruction 3 to paragraph 303(a) clarifies the importance of this disclosure, particularly where reported financial information is not necessarily indicative of future operating results or future financial condition. In this regard, we note that you chose to highlight the fact that the majority of your positions will settle through the first quarter of 2016. Please explain to us how these settlements have affected your results of operations and expectations of future operating results and how you have considered providing more extensive discussion, including, where reasonably practicable, quantification of the impact of these settlements on your future results of operations. Please also tell us if you are actively working to renew, extend or enter into new commodity hedging instruments.

Response: Please refer to Part II, Item 7A “Quantitative and Qualitative Disclosures about Market Risk” of the 2015 Form 10-K. This section provides detailed information about our fixed price swaps used to mitigate a portion of our natural gas and NGL price risk associated with our percent-of-proceeds arrangements and our condensate price risk associated with our gathering operations. The table on page 87 of the 2015 Form 10-K provides specific details about the swaps that will be settling in the first quarter of 2016. Additionally, on page 87 we provide the reader our sensitivity analysis for 2016, which discloses an estimated decrease/increase in annual net income by commodity type. This sensitivity table incorporates our hedged and unhedged positions and allows the reader to estimate the direct impact commodity price fluctuations may have on our future results of operations.

Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
July 8, 2016

In reference to the second question above regarding the renewal, extension, and entry into new commodity hedges, as stated in Part II, Item 7A, page 85 of the 2015 Form 10-K, the Partnership has a comprehensive risk management policy (the “Risk Management Policy”) that establishes a risk management committee (the “Risk Management Committee”) which monitors and manages the Partnership’s market risks associated with commodity prices. Our Risk Management Committee is composed of senior executives who receive regular briefings on positions and exposures, credit exposures and overall risk management in the context of market activities. The Risk Management Committee is responsible for the overall management of commodity price risk including monitoring exposure limits. The Risk Management Committee is continuously monitoring the market and when pricing is deemed appropriate, new commodity hedging instruments may be transacted in accordance with the parameters set forth in the Risk Management Policy. As stated in Part II, Item 7, page 54 of the 2015 Form 10-K, we are actively growing our fee based business, which may reduce the overall hedging needs of the Partnership as such fee-based revenues are not directly impacted by commodity price fluctuations.
Reconciliation of Non-GAAP Measures, page 61

3.
Your disclosure of Adjusted Segment EBITDA appears inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please consider the above-mentioned Interpretations in their entirety when preparing the disclosures to be included in your future filings.

Response: We have reviewed the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016 and will prepare our future disclosures accordingly.
Results of Operations – Natural Gas Services Segment

Year ended December 31, 2015 vs. Year Ended December 31, 2014, page 70

4.
We note that your analysis of segment gross margin for the Natural Gas Services segment indicates that a material driver of changes in this segment’s gross margin in 2015 was a result of “contract mix.” In future filings, please disclose a more detailed explanation of how the mix of contracts changed and how this change impacted your gross margin.

Response: We acknowledge the Staff’s comment and will continue to monitor the magnitude of the Partnership’s Natural Gas Services segment gross margin related to contract mix. We discuss “Customers and contracts” for our Natural Gas Services segment starting on page 9 in Item 1 of the 2015 Form 10-K. The December 31, 2015 impact of contract mix is approximately 5% of the change in the Natural Gas Services

Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
July 8, 2016

segment gross margin. To the extent “contract mix” is significant in future filings we will expand our analysis on contract mix within Item 7 as well as direct readers to our explanation in Item 1 on page 10 which we intend to update as follows:
“Our contracts with our producing customers in our Natural Gas Services segment are a mix of commodity sensitive percent-of-proceeds, percent-of-liquids and non-commodity sensitive fee-based contracts. Our gross margin generated from percent-of-proceeds contracts is directly related to the price of natural gas, NGLs and condensate and our gross margin generated from percent-of-liquids contracts is directly related to the price of NGLs and condensate. Additionally, these contracts may include fee-based components. Generally, the initial term of these purchase agreements is for three to five years or, in some cases, the life of the lease. As we negotiate new agreements and renegotiate existing agreements, this may result in a change in contract mix period over period. The largest percentage of volume at our Southern Oklahoma and Eagle Ford systems are processed under percent-of-proceeds contracts. The producer contracts at our East Texas and Southeast Texas systems are primarily percent-of-liquids. The majority of the contracts for our Piceance, DJ Basin and Michigan systems are fee-based. The DJ Basin system has in place long-term fee-based processing agreement with DCP Midstream, LLC which provides us with a fixed demand charge on a portion of the plants' capacities and a throughput fee on all volumes processed. Our Wyoming system has a combination of percent-of-proceeds and fee-based contracts. Discovery has percent-of-liquids, fee-based and keep-whole contracts. Our Northern Louisiana system has a combination of percent-of-proceeds, keep-whole and fee-based contracts.”

5.
We note the significant declines in your results of operations in your Natural Gas Services segment. We further note your discussion of decreases in operating revenues related specifically to your natural gas storage and pipeline assets at your Southeast Texas and Northern Louisiana systems and a decrease in segment gross margin attributable to lower volumes on your Eagle Ford system. Please tell us in detail how you determined there was no impairment of the related long-lived assets or intangible assets associated with this segment.

Response: It is the Partnership’s practice to perform a robust analysis for the identification of triggering events on a quarterly basis. This analysis includes both qualitative considerations (including those listed as examples in ASC 360-10-35-21) and quantitative information. The principal quantitative metric we have identified that historically has been highly correlated with potential impairments is a recovery period metric which we calculate as the carrying value of the respective asset group divided by that asset group’s 12 month EBITDA (i.e. the current cash flows being generated by that asset group). Asset groups with a recovery period in excess of 25 years are further analyzed to determine if a triggering event occurred to suggest possible risk of impairment. 25 years is the

Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
July 8, 2016

threshold used by the Partnership as the weighted average remaining useful life for its fixed assets is approximately 25 years.

As a result of these practices and processes we noted during our Q4 2015 review that, of the assets within our Natural Gas Services segment (specifically those assets noted by the Staff above; Southeast Texas, Northern Louisiana, and Eagle Ford), only the Eagle Ford assets slightly exceeded the established years of recovery threshold. However, due to each of these asset groups trending higher (years to recovery) over the last few reporting periods, primarily as a result of commodity price decline, we analyzed each of these asset groups as part of our further impairment review, as follows:

Southeast Texas Asset Group. For the Southeast Texas asset group the years of recovery did not exceed the 25 year threshold. The majority of the decline in EBITDA during the period was directly related to decreasing commodity prices, with additional sensitivity to volume decreases due to a reduction in the amount of gas transported along this system to our storage facilities in the area. These storage facilities were approaching capacity, and as such, volumes through the Southeast Texas system decreased for the period. We concluded these facts and circumstances were not a long-term trend, and therefore determined that these factors were not triggering events for preparation of an undiscounted cash flow test.

Northern Louisiana Asset Group. For the Northern Louisiana asset group the years of recovery did not exceed the 25 year threshold. The decrease in cash flow generation over recent periods was due largely to the asset group’s inability to benefit in the short-term from the cost savings and efficiency measures that were put in place by the Partnership in these (and many other) assets, primarily due to decreasing commodity prices and unfavorable customer-contracts (that the Partnership was unable to renegotiate under more favorable terms). As the assets were still showing positive EBITDA for current and future periods, we determined that the assets would reasonably benefit from these cost savings measurements and contract renegotiations in the long-term and that these short-term factors were not triggering events for further review through an undiscounted cash flow test. For the Staff’s further consideration we note the Partnership executed an agreement for the sale of these assets with a third-party during the second quarter of 2016 which will result in a substantial gain on sale, and closed on this divestiture early in the third quarter of 2016. We believe this lookback provides additional data indicating our process is effective at identifying asset groups for which there has been an impairment.

Eagle Ford Asset Group. For the Eagle Ford asset group we noted that the years of recovery slightly exceeded 25 years, at 25.6 years. We also noted that the

Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
July 8, 2016

majority of the decline in EBITDA during the period was directly related to decreasing commodity prices, lower sales volumes and overall decreased throughput, and unfavorable customer-contracts. As a result of the further analysis we performed we determined that these circumstances will not continue for the long-term, and also noted substantially-positive EBITDA for the current period and forecasted for future periods. As such, we determined that these factors were not triggering events that required an impairment test to be performed.
Liquidity and Capital Resources

Year Ended December 31, 2015 vs. Year Ended December 31, 2014

Operating Activities, page 78

6.
We note the increase in distributions you received from your unconsolidated affiliates over the last three fiscal years. In this regard, we note distributions from unconsolidated affiliates were approximately 31% of your 2015 operating cash flows. Please tell us what consideration you gave to expanding your current disclosure to provide insight into whether such distributions from your unconsolidated affiliates are sustainable at current levels.

Response: The increase in distributions from 2014 to 2015 is the result of increased earnings on our investment in Discovery in our Natural Gas Services segment as well as our investments in Sand Hills, Texas Express and Front Range NGL pipelines in our NGL Logistics segment. We believe that our disclosures within the 2015 Form 10-K, as discussed below, provide the reader insight into the increase in earnings and the contracts that support those earnings in current and future periods.
As disclosed in the Consolidated Overview within the Results of Operations on page 66 of the 2015 Form 10-K, we indicate in the table that Earnings from unconsolidated affiliates has increased $98 million or 131% for the year ended December 31, 2015 compared to the year ended December 31, 2014. In our explanation of that increase we provide the investors with the key drivers including the completion of the Keathley Canyon project by Discovery and increased volumes at the Sand Hills, Texas Express and Front Range NGL pipelines.
Additionally, in our discussion of our Natural Gas Services segment we provide the reader with disclosure on the contracts that support Keathley Canyon as long-term and fee based. In our discussion of Customers and Contracts within the Natural Gas Services segment we also disclose that the revenues for Discovery are based on FERC tariffs as well as negotiated commercial contracts.

Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
July 8, 2016

Within our NGL Logistics segment discussion of Customers and Contracts we provide the reader with disclosure on the contracts that support the earnings at Southern Hills, Sand Hills, Texas Express and Front Range NGL pipelines. We disclose that these pipelines have long-term, fee-based, ship or pay transportation agreements in place with affiliates of DCP Midstream, LLC as well as third-party shippers and that these fees are based on regulated tariffs.
Accordingly, we believe that the disclosure of the long-term nature of the arrangements and that they are based on regulated rates, along with the generation of earnings for Discovery from the completion of a major expansion, provide the reader with the necessary context to understand the increases identified by the Staff. We also believe that this disclosure supports that increase in distributions are not the result of one-time, infrequent, or unusual events or at risk of reduction due to short to intermediate term softness in commodity pricing.

Critical Accounting Policies and Estimates

Impairment of Goodwill, page 83

7.
We have read your disclosure on page 83 that states a prolonged period of lower commodity prices may adversely affect your estimate of future operating results, which could result in future goodwill impairment for reporting units due to the potential impact on your operations and cash flows. In order for investors to better assess the likelihood of a future impairment charge, we believe you should highlight to your investors any assumptions underlying your goodwill impairment assessment that are particularly sensitive to change, where a reasonably likely change in that assumption could lead to a material impairment charge. For example, as it appears from your disclosure that a change in your assumption about commodity prices could have a material impact on your impairment assessment, please tell us how you defined a “prolonged period” of lower commodity prices in your impairment assessment and how you considered disclosing this information to investors. Please also consider defining a “prolonged period” of lower commodity prices in your critical accounting policy on impairment of long-lived assets.

Response: As of December 31, 2015 we have two reporting units with remaining goodwill balances; NGL Logistics and Wholesale Propane. The goodwill in our NGL Logistics reporting unit is related to our NGL storage facility which is a primarily fee-based asset with short-term third party agreements as discussed on page 14 of the 2015 Form 10-K. Our Wholesale Propane business is based on contracts that provide us a margin in excess of a floating index-based supply cost. As a result, both of the reporting units with goodwill remaining at December 31, 2015, are far less sensitive to commodity pricing than the reporting units within

Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
July 8, 2016

our Natural Gas Services segment for which goodwill became impaired during 2015.
As we evaluated commodity prices in preparing the 2015 Form 10-K, commodity prices were at levels that, if sustained for a prolonged period, may in the future impact our customers’ businesses and effect our cash flow forecasts. If the weak prices experienced during the latter part of 2014 and through 2015 were to continue, and if our forward-looking data had indicated a significant effect on our business, we would have concluded that the prolonged period of lower commodity prices would have impacted our forecasted cash flows for determining fair value.
Due to our reporting units with remaining goodwill being less sensitive to commodity price and more sensitive to general business conditions, in future filings we intend to modify our disclosure on page 83 as follows, which removes the term “prolonged period” and instead includes language that describes in detail the circumstances that would lead to a potential impairment:
“We primarily use a discounted cash flow analysis, supplemented by a market approach analysis, to perform the assessment. Key assumptions in the analysis include the use of an appropriate discount rate, terminal year multiples, and estimated future cash flows including an estimate of operating and general and administrative costs. In estimating cash flows, we incorporate current market information (including forecasted commodity prices), as well as historical and other factors~~, into our forecasted commodity prices~~. If our assumptions are not appropriate, or future events indicate that our goodwill is impaired, our net income would be impacted by the amount by which the carrying value exceeds the fair value of the reporting unit, to the extent of the balance of goodwill. The two reporting units that contain goodwill are not significantly impacted by the prices of commodities. Rather, they are volume based businesses that have the potential to be impacted by commodity prices should such prices remain depressed for a period of such duration that NGLs cease to be produced at levels requiring storage or distribution to end users. ~~A prolonged period of lower commodity prices may adversely affect our estimate of future operating results, which could result in future goodwill impairment for reporting units due to the potential impact on our operations and cash flows.”~~

8.	For each of your unimpaired reporting units, please tell us the percentage by which fair value exceeded carrying value.

Response: As of our August 31, 2015 goodwill impairment test, the estimated fair values of each of our reporting units with goodwill exceeded the respective carrying amounts by more than 30%. If, in the future, the fair value of a reporting unit with goodwill is not substantially in excess of its carrying amount, we will provide appropriate disclosure in

Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
July 8, 2016

accordance with Item 303(a)(3)(ii) of Regulation S-K, Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960 and any other applicable rules and regulations and Staff guidance.
Impairment of Long-Lived Assets, page 84

9.	We note the substantial decline in your fiscal 2015 operating revenues and net income of your natural gas services segment. We also note this segment consists of several different systems.

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Tell us and consider disclosing the level at which you assess impairment of your long-lived assets (i.e., what are your specific lowest identifiable levels for which there are identifiable cash flows). Please refer to ASC 360-10-35-23 through ASC 360-10-35-25 and Example 4 of ASC 360-10-55-35 for guidance.

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Tell us and consider disclosing whether there are certain long-lived asset groupings within your natural gas services segment which could have a materially greater risk of impairment than the rest. If applicable, for any long-lived assets for which the fair value did not significantly exceed the carrying value, tell us what consideration you gave to disclosing the carrying value of the long-lived asset and explaining the extent to which you believe the carrying value of the long-lived asset is at risk for future impairment.

Response: The lowest level for which identifiable cash flows are largely independent of the cash flows of other asset groups’ is the “asset system”. At the Partnership this is generally a grouping of physical assets (such as gas processing plants) that are interconnected such that production from producers can be strategically routed to each physical structure in the system so as to achieve the highest level of processing efficiency, allow for routine maintenance without stopping production, and provide for scalability in terms of production flow into the system. In other cases the asset system may be a single pipeline, or a storage facility. Accordingly, we determine the lowest level of identifiable cash flows (EBITDA) using the following factors and criteria, among others:

•	The presence and extent of shared costs, such as advertising, sales force, data processing, accounting, and management.

•	The extent to which the company manages its business at various levels, such as local, district, or regional management.

•	Distribution characteristics, such as regional Distribution centers, local distributors, or individual plants.

•	The extent to which purchases made at an individual location is on a combined basis.

Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
July 8, 2016

•	The interdependence of the assets and the extent to which such assets are expected or required to be operated or disposed of together.

As discussed within our response to comment 5 above, although certain of the asset groups within our Natural Gas Services segment showed trending (higher) years to recovery over the last few reporting periods, the trend was primarily due to decreased commodity prices resulting in lower-than-expected EBITDA for these asset groups. Based on our further evaluation of the existence of a triggering event for these asset groups we concluded this trend is sufficiently short-term in nature, as compared to the overall future stability of these asset groups, and as such we did not deem any one of our Natural Gas Services assets to have a greater risk of impairment. Also, as noted above, our qualitative analysis of possible impairment did not result in a triggering event for these assets. Accordingly, undiscounted cash flow tests were not required to be performed for the reporting period.

As future conditions warrant, we will consider updating our current disclosure to include an expanded discussion as to whether there are certain long-lived asset groupings, if any, that could have a materially greater risk of impairment than the rest.

10.
Expand your current disclosure to identify and explain the key assumptions made to support the recoverability of your long-lived assets, including those related to commodity prices and volumes. To the extent that revenues from higher long-term commodity price assumptions were included in the impairment analysis, clarify how the higher commodity price assumptions were determined. Also, please tell us how you considered providing a sensitivity analysis of reasonably likely changes in these assumptions to assist your investors in assessing the likelihood of future impairments.

Response: As discussed within our responses to comments 5 and 9 above, the key assumptions and judgments involved in evaluating whether a triggering event has occurred with respect to our long-lived assets include the quantitative metric of years to recover the carrying value and other qualitative factors. If a triggering event were to be present and we then perform a recoverability test, our undiscounted cash flow analysis (depending on the nature of the asset group being evaluated) may be centered on (i) long-term assumptions of commodity prices, (ii) cost saving measures we have implemented but for which we have not recognized the full benefit, and (iii) executed renegotiation of our customer contracts to increase fee-based arrangements and further remove commodity exposure. In the event we need to develop an estimate of future cash flows, one of the assumptions that results in a higher sensitivity to the output is the expectation of commodity prices for which we internally develop forward price curves based on numerous external sources.

Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
July 8, 2016

Based on the above discussions and clarification, in future filings we propose modifying our current disclosure on Impairment of Long-Lived Assets on p.84 of the 2015 Form 10-K, as follows:

We periodically evaluate whether the carrying value of long-lived assets has been impaired when circumstances indicate the carrying value of those assets may not be recoverable. For purposes of this evaluation, long-lived assets with recovery periods in excess of the weighted average remaining useful life of our fixed assets are further analyzed to determine if a triggering event occurred. If it is determined that a triggering event has occurred, we prepare a quantitative evaluation based on undiscounted cash flow projections expected to be realized over the remaining useful life of the primary asset. The carrying amount is not recoverable if it exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is not recoverable, the impairment loss is measured as the excess of the asset’s carrying value over its fair value.

Consolidated Statements of Operations, page 94

11.
We note your disclosure on page 103 indicating that you provide midstream services under various contractual arrangements, such as percentage of proceeds. Please tell us how much revenue you have recognized, for each financial period presented, related to the sales of tangible product for which you have taken title and the amount of revenue related to services. Also tell us if the line item “Sales of natural gas, propane, NGLs and condensate” contains only net sales of tangible products and “Transportation, processing and other” contains only revenues from services to comply with Rule 5-03(b)(1) of Regulation S-X. Please further tell us if the line item “purchases of natural gas, propane and NGLs” represents the cost of tangible goods sold and how you have separately disclosed the related costs of services to comply with Rule 5-03(b)(2) of Regulation S-X.

Response: As described in our current and previous annual reports, the Partnership is engaged in the business of gathering, compressing, treating, processing, transporting, storing and selling natural gas; producing, fractionating, transporting, storing and selling NGLs and recovering and selling condensate; and transporting, storing and selling propane in wholesale markets. Competitive conditions or customer requirements often dictate that we are compensated for providing such services by retaining a percentage of the proceeds that we receive for the sale of commodities. These contracts may include fee-based components as well.

“Sales of natural gas, propane, NGLs and condensate” contains only sales of tangible products in accordance with Rule 5-03(b)(1)(a) of Regulation S-X.

Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
July 8, 2016

“Transportation, processing and other” contains only revenues from services in accordance with Rule 5-03(b)(1)(d) of Regulation S-X.

“Purchases of natural gas, propane and NGLs” represents the cost of tangible goods sold in accordance with Rule 5-03(b)(2)(a) of Regulation S-X.

The economic substance of our contractual agreements is that we are compensated for providing midstream services. In accordance with Rule 5-03(b)(2) of Regulation S-X, “Costs and expenses applicable to sales and revenues” have been reported on two financial statement lines items, (i) sales of natural gas, propane and NGLs and (ii) operating and maintenance expense. As the Partnership’s facilities are subject to a mixture of services contracts structured as commodity purchases and sales, and fee contracts any allocation of the operating expenses of those facilities to product purchases and costs of other midstream services would be arbitrary. For this reason, the Partnership does not currently segregate operating expenses between commodities and services for reporting. The Partnership will continue such presentation in future filings to the extent required by Rules 5-03(b)(1) and (2) of Regulation S-X.

Investments in Unconsolidated Affiliates, page 111

12.
It appears that the summarized information presented in Note 9 for your significant equity method investees may not fully comply with Rule 4-08(g). In this regard, please note that Rule 4-08(g) requires the summarized information as to assets, liabilities and results of operations as detailed in Rule 1-02(bb) of Regulation S-X. We note that Rule 1-02(bb) requires separate presentation of the amount of noncontrolling interests, if applicable. Also, in addition to a revenue measure, it requires gross profit (or, alternatively, costs and expenses applicable to revenues) to be disclosed. Please revise or advise, as appropriate.

Response: Redeemable preferred stock and noncontrolling interests are not presented in our summarized information for equity method investees because none of the entities in which we hold an interest have subsidiaries that are not 100% owned by the investee and none have issued redeemable preferred stock.

Similar to the Partnership, none of the entities in which we hold an equity method interest report gross profit. Operating expenses represent the costs and expenses applicable to the operating revenues of the entities in which we hold an equity method investment inclusive of depreciation expense. As the majority of the investees do not generate costs of goods sold (tangible products), and those that do depreciation expense is not allocated to such amount, we would not be able to estimate the amount gross profit for those few investees. Therefore we do not present gross profit.

Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
July 8, 2016

We will review our requirements and continue such presentation in future filings as required by Rules 4-08(g) and 1-02(bb) of Regulation S-X.

Fair Value Measurement

Valuation Hierarchy, page 113

13.
Please clarify the statement you made that a financial instrument’s categorization within the hierarchy is based upon the level of judgment involved in the most significant input in the determination of the instrument’s fair value. Please note that under ASC 820-10-35-37A the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Response: The intent of the statement in question was to inform the reader that when we are determining a financial instrument’s level classification within the hierarchy, we are maximizing the most relevant and observable (significant) inputs used to estimate the instrument’s fair value to the extent relevant and observable inputs exist. Pursuant to ASC 820-10-35-36, valuation techniques used to measure fair value shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs. It was not our intent for the reader to interpret the above statement as it pertains to ASC 820-10-35-37A but to focus on ASC 820-10-35-36. Fair value measurements for investments of the Partnership are categorized in their entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement as ASC 820-10-35-37A requires. For example, a measurement that includes significant inputs from Levels 2 and 3 are classified in their entirety in Level 3 since Level 3 is the lowest-level input with a significant effect.

In future filings we will modify our disclosure to include the following clarifying sentence in our discussion of Valuation Hierarchy within our Fair Value Measurement footnote, “Fair value measurements are categorized in their entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.”

Form 8-K filed May 4, 2016

14.
Your disclosure of Adjusted EBITDA and Adjusted Segment EBITDA throughout your earnings release appears inconsistent Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please consider the above-mentioned Interpretations in their entirety when preparing the disclosures to be included in your next earnings release.

Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
July 8, 2016

Response: In our next earnings release, we will consider the impact of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016 and prepare our future disclosures accordingly.

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We formally acknowledge that:

•	The adequacy and accuracy of the disclosure in the 2015 Form 10-K is the responsibility of DCP Midstream Partners, LP.

•	Comments of the Staff or changes to disclosure in response to comments from the Staff do not foreclose the Commission from taking any action with respect to the 2015 Form10-K.

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DCP Midstream Partners, LP may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact Mr. Michael S. Richards, Vice President and General Counsel, who can be reached at (303) 633-2912, if you should have any questions regarding the responses contained herein.
Very truly yours,

DCP Midstream Partners, LP

By:    DCP Midstream GP, LP
Its:    General Partner

By:    DCP Midstream GP, LLC
Its:    General Partner

By:    /s/ Sean P. O’Brien
Sean P. O’Brien
Its: Chief Financial Officer

cc:	Robert Babula, Commission Staff Accountant
Elizabeth Sellars, Commission Staff Accountant
Michael S. Richards, DCP Midstream Partners, LP
Lucy Schlauch Stark, Holland & Hart LLP